Exhibit 99.1

TD Bank Group completes acquisition of electronic fixed income trading business

TORONTO, July 6, 2021 - On July 1, 2021, The Toronto-Dominion Bank ("TD") (TSX and NYSE: TD) completed the previously announced acquisition of Headlands Tech Global Markets, LLC ("Headlands"), a Chicago-based quantitative fixed income trading company.

The transaction adds capabilities to TD's existing infrastructure as Headlands has developed proprietary software to deliver fully automated electronic market-making in municipal and investment grade corporate bonds.

"This acquisition underscores our commitment to offer innovative technology that elevates and augments our suite of products and services," said Moti Jungreis, Vice Chair and Head of Global Markets, TD Securities. "We welcome the Headlands team to TD Securities and I know that uniting our organizations will allow us to deliver continued innovation and value for our clients."

For additional details about the acquisition, please refer to the press release dated March 23, 2021, available here, and at http://td.mediaroom.com.

Caution Regarding Forward-Looking Information

From time to time, The Toronto-Dominion Bank (the "Bank" or "TD") makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank's Management's Discussion and Analysis for the quarter ended January 31, 2021 ("Q1 2021 MD&A") under the headings "How we Performed, including under the sub-headings "Economic Summary and Outlook" and "The Bank's Response to COVID-19" and under the heading "Managing Risk", statements made in the Bank's Management's Discussion and Analysis ("2020 MD&A") in the Bank's 2020 Annual Report under the headings "Economic Summary and Outlook" and "The Bank's Response to COVID-19", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Key Priorities for 2021", and for the Corporate segment, "Focus for 2021", and in other statements regarding the Bank's objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank's anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank's information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank's use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank's acquisition of Headlands Tech Global Markets, LLC is subject to certain closing conditions. There is no assurance that the acquisition will be completed as described in this document or at all. There can be no assurance that the Bank will realize the anticipated benefits or results, and actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by the Bank in the forward-looking statements include assumptions regarding expected strategic and other benefits, based on the Bank's experience.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings "Economic Summary and Outlook" and "The Bank's Response to COVID-19", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Key Priorities for 2021", and for the Corporate segment, "Focus for 2021", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on April 30, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About Headlands Tech Global Markets

Headlands Tech Global Markets (HTGM) is a FINRA-registered broker-dealer that provides proprietary liquidity to fixed income markets. Leveraging a unique fully automated approach, HTGM is able to provide accurate and timely pricing across hundreds of thousands of instruments in the fixed income universe. Founded in 2013, HTGM has grown to become one of the largest participants in the U.S. municipal bond market, executing thousands of trades per day with hundreds of counterparties across the financial landscape. With a growing presence in other asset classes such as investment-grade corporate bonds, HTGM is committed to leveraging its technology to improve liquidity and transparency across the fixed income markets.

For further information:

Astrid-Maria Ciarallo, astrid-maria.ciarallo@td.com, 416 308 8209